BD 2/21

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	. . . 12.00

03001418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 12 2003 181 PROCESSING SECTION

SEC FILE NUMBER
8- 35565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Raphael Aryeh ~~and Associates~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72nd Crescent

(No. and Street)

Flushing (City) New York (State) 11367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh (718) 263-4852 (Area Code — Telephone No.)

10-017858-J AUD 12
RAPHAEL ARYEH AND ASSOCIATES
RAPHAEL ARYEH
141-51 72ND CRESCENT
FLUSHING, NY 11367

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. Herman Senft

(Name — if individual, state last, first, middle name)

136-26 72nd Avenue, Flushing, New York 11367

(Address) (City) (State) (Zip Code)

CHECK ONE:

( ) Public Accountant (x) Certified Public Accountant

( ) Accountant

( ) not resident in United States or any of its possessions.

PROCESSED MAR 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Raphael Aryeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raphael Aryeh And Associates, as of ~~December 31~~, 2002, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Raphael Aryeh
Signature

General Partner
Title

Marsha Johnson-Tuo
Notary Public

MARSHA JOHNSON-TUO
Notary Public, State of New York
No. 01JO6082236
Qualified in Queens County
Commission Expires 10/21/2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Statement of Cash Flow)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/88

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

RAPHAEL ARYEH AND ASSOCIATES [13]

SEC FILE NO. 8-35565 [14] 88

FIRM ID. NO. 17858 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

141-51 72nd Crescent [20]
(No. and Street)

Flushing [21] New York [22] 11367 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 1/1/ 2002 [24]

AND ENDING (MM/DD/YY) 12/31/ 2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raphael Aryeh [30]

(Area Code)—Telephone No. (718) 263-4852 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 7 day of February, 2003

Manual signatures of:

1) Raphael Aryeh
Principal Executive Officer or Managing Partner

2) Same
Principal Financial Officer or Partner

3) Same
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WORKING COPY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/ 2002 | 99
SEC FILE NO. 8-35565 | 98
Consolidated X | 198
Unconsolidated | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 77,979	200			$ 77,979	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	800	600	800	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ 150						
B. Other securities $ ______ 160						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ______ 170						
B. Other securities $ ______ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ______ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,448	680	1,448	920
11. Other assets		535	43	735	43	930
12. TOTAL ASSETS	$ 77,979	540	$ 2,291	740	$ 80,270	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2002

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	525 [1220]	[1440]	525 [1750]
20. TOTAL LIABILITIES	$ 525 [1230]	$ [1450]	$ 525 [1760]

Ownership Equity

21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ 79,745 [1020])	79,745 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 79,745 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 80,270 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	79,745	3480
2.	Deduct ownership equity not allowable for Net Capital			(	)	3490
3.	Total ownership equity qualified for Net Capital				79,745	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	79,745	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 2,291	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges	551	3610	(	2,842)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			$	76,903	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736	(	)	3740
10.	Net Capital			$	76,903	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 35	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 71,903	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 76,850	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 525	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 525	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0.6827	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates

For the period (MMDDYY) from 1/1/2002 [3932] to 12/31/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		24,607	3939
d. Total securities commissions		24,607	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		1,239	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		1,365	3995
9. Total revenue	$	27,211	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$		4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		2,009	4195
15. Other expenses		26,768	4100
16. Total expenses	$	28,777	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	-1,566	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$		4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	-812	4211

/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Rapahel Aryeh and Associates

For the period (MMDDYY) from 1/1/2002 to 12/31/2002

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			$ 80,259	4240
	A. Net income (loss)			-1,566	4250
	B. Additions (Includes non-conforming capital of	$ 1,052	4262)	1,052	4260
	C. Deductions (Includes non-conforming capital of	$	4272)		4270
2.	Balance, end of period (From item 1800)			$ 79,745	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	$	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Raphael Aryeh and Associates as of 12/31/2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained $5,000 required		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 19___ [8004]
or if less than 12 months

Report for the period beginning 1/1/2002 [8005] and ending 12/31/2002 [8006]
MM DD YY

SEC FILE NUMBER
8- 35565 [8011]

1. NAME OF BROKER DEALER RAPHAEL ARYEH AND ASSOCIATES [8020]	N	9	OFFICIAL USE ONLY Firm No. M M Y Y [8021]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME: NONE	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers:	(enter applicable code: 1=Yes 2=No)	1	8073
4. Respondent is registered as a specialist on a national securities exchange:	(enter applicable code: 1=Yes 2=No)	2	8074
5. Respondent makes markets in the following securities:			
(a) equity securities	(enter applicable code: 1=Yes 2=No)	2	8075
(b) municipals	(enter applicable code: 1=Yes 2=No)	2	8076
(c) other debt instruments	(enter applicable code: 1=Yes 2=No)	2	807
6. Respondent is registered solely as a municipal bond dealer:	(enter applicable code: 1=Yes 2=No)	2	807
7. Respondent is an insurance company or an affiliate of an insurance company:	(enter applicable code: 1=Yes 2=No)	2	8079
8. Respondent carries its own public customer accounts:	(enter applicable code: 1=Yes 2=No)	2	808
9. Respondent's total number of public customers accounts: (carrying firms filing X-17A-5 Part II only)			
(a) Public customer accounts	N/A		808
(b) Omnibus accounts	N/A		808
10. Respondent clears its public customer and/or proprietary accounts:	(enter applicable code: 1=Yes 2=No)	2	808

RAPHAEL ARY[illegible]
141-51 [illegible]
FLUSHING, NY [illegible]
(718) 263-4852

FOCUS REPORT
Schedule I
page 2

RAPHAEL ARYEH [illegible]
141-51 72nd [illegible]
FLUSHING, NY [illegible]
(718) 263-4852

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing N/A		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):

(enter applicable code: 1=Yes 2=No) | 2 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13 (a)	0	8102

14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual	0	8105
Estimate	0	8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	0	8109

RAPHAEL ARYEH AND
141-51 72nd Cr
FLUSHING, NY
(718) 263-4852

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No)	2	8113
20. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent		8116
21. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No)	2	8115
22. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)*	2	8117
23. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

Required in any Schedule I filed for the calendar year 1978 and succeeding years.

Raphael Ruch + Associates
Statement of Income Profit and Loss

	October 2002	November 2002	December 2002	4th qtr 2002	Year 2002
Commission Income	1,339.12	1,069.63	1,016.78	3,425.53	24,607.49
Rent	125.00	125.00	125.00	375.00	1,500.00
Electric	48.20	46.40	66.25	160.85	718.75
Telephone	243.70	301.10	251.90	796.70	3,115.80
Office Expenses	176.40	152.20	120.15	448.75	2,382.71
Stationery + Postage					133.28
Professional Fees	175.00	175.00	175.00	525.00	2,100.00
Insurance	182.00	213.90	213.90	609.80	2,166.80
Business Promotion	416.40	384.20	280.60	1,081.20	4,132.40
Entertainment					
Auto Expenses	258.50	202.75	178.10	639.35	2,533.40
Fares + Travel	115.40	116.20	100.40	327.00	3,192.00
Maintenance + Repair					
Licenses + Fees	160.00		(96.00)	64.00	2,009.14
Taxes Paid	145.60		1.10	146.70	665.13
Bank Charges	20.00	20.60	20.20	60.80	226.75
Computer Cost					
Web-Site	10.95	10.95	10.95	32.85	160.59
Depreciation	311.68	311.68	311.68	935.04	3,740.16
Total Expenses	2,388.83	2,054.98	1,759.23	6,203.04	28,776.91
Profit from Operations	(1,049.71)	(985.35)	(742.45)	(2,777.51)	(4,169.42)
Other Income - Interest	204.94	8.98	10.00	223.92	1,364.46
Total Profit	(844.77)	(976.37)	(732.45)	(2,553.59)	(2,804.96)
Profit (Loss) on Investment	(368.00)	(196.00)	(80.00)	(644.00)	1,239.00
Profit (Loss) for Period	(1,212.77)	(1,172.37)	(812.45)	(3,197.59)	(1,565.96)

ACCOUNTANTS SUPPLY HOUSE "the last word" USE SHEET NO. 306

Raphael Aryeh + Associates
Balance Sheet

Assets	October 31, 2002		November 30, 2002		December 31, 2002	
Cash in Bank	12843 71		13904 41		14201 51	
Accounts Receivable		250		500	8100 29	
Treasury Bills - at market	64420 00	76896 71	63857 00	77761 41	63777 00	78778 80
Furniture & Pictures	20713 77		20713 77		20713 77	
Reserve for Depreciation	18642 41	2071 36	18954 09	1759 68	19265 77	1448 00
Investments - at market						
Prepaid Expenses		394 40		213 75		431 10
Deposit						
Misc Receivables						
Total Assets		79364 97		78739 65		80269 90
Liabilities						
Misc. Payables						
Accrued Expenses		175 00		350 00		525 00
Total Liabilities		175 00		350 00		525 00
Net Worth						
R. Aryeh - Beginning	69395 93		69882 84		70199 76	
Addition to Capital	1578 40		1372 05		1167 70	
Adjusted Net Worth	70974 33		71254 89		71367 46	
Share of Profit	(1091 49)		(1055 13)		(731 20)	
Total		69882 84		70199 76		70636 26
Drawings						
- Ending						
P. Aryeh - Beginning	9428 41		9307 13		9189 89	
Share of Profit	(121 28)		(117 24)		(81 25)	
- Ending		9307 13		9189 89		9108 64
Total Net Worth		79189 97		79389 65		79744 90
Total		79364 97		79739 65		80269 90

	Initials	Date
Prepared By		
Approved By		

Raphael Arych Associates
Trial Balance

	Prepared By	Approved By
Initials		
Date		

ACCOUNTANTS SUPPLY HOUSE NO. 7306

Line No.	Account	(1) October 31 2002	(2)	(3) November 30 2002	(4)	(5) December 31 2002	(6)
1	Cash - Checking	372.66		352.06		331.86	
2	- Day D Dry	12,471.05		13,552.16		13,869.65	
3	Accounts Receivable		03 2.50		03 5.00	800.29	103
4	Treasury Bills - Cost	62,927.68		62,927.68		62,927.68	
5	Other Investments						
6							
7	Furniture & Fixtures	20,713.77		20,713.77		20,713.77	
8	Reserve for Depreciation		15,525.61		15,525.61		15,525.61
9							
10	Partners Net Worth - RA		71,014.17		71,014.17		71,014.17
11	- PA		9,245.25		9,245.25		9,245.25
12	Drawings - RA	1,493.34		121.29			1,046.41
13							
14	Commission Income		22,521.08		23,590.71		24,607.49
15							
16	Rent	1,250.00		1,375.00		1,500.00	✓
17	Electric	606.10		652.50		718.75	✓
18	Telephone	2,562.80		2,863.90		3,115.80	✓
19	Office Expense	2,110.36		2,262.56		2,382.71	✓
20	Professional Fees	1,575.00		1,575.00		1,575.00	✓
21	Insurance	2,133.40		2,166.65		2,199.90	✓
22	Business Promot	3,467.60		3,851.80		4,132.40	✓
23	Auto Expenses	2,152.55		2,355.30		2,533.40	✓
24	Fares & Taxis	1,102.40		1,218.60		1,319.00	
25	Software						
26	License & Registration	2,105.14		2,105.14		2,009.14	✓
27	Bank Charges	185.95		206.55		226.75	✓
28	Taxes	664.03		664.03		665.13	✓
29	Web Site	138.69		149.64		160.59	
30	Postage	133.28		133.28		133.28	✓
31	Profit & Loss on Investment						
32	Interest & Dividends		1,345.48		1,354.46		1,364.46
33	Travel Exp	1,878.00		1,878.00		1,878.00	
34	Maint & Repair						
35							
36	Mark to Market		389.68		389.68		389.68
37							
38							
39							
40							
	Total	120,043.80	120,043.80	121,124.91	121,124.91	123,193.10	123,193.10

Raphael Aryeh + Associates
Statement of Cash Flow
for the year ended December 31, 2002

	Initials	Date
Prepared By		
Approved By		

ACCOUNTANTS SUPPLY HOUSE NO. 7303

	(1)	(2)	(3)
Cash flow from Operating Activities			
Net Profit for Period	(1565 96)		
Changes in Assets - Liabilities			
(Increase) Decrease in Accounts Receivable	(714 04)		
Increase (Decrease) in Fixed Assets			
Depreciation Charged against Income	3740 16		
(Increase) Decrease in Prepaid Expenses	(43 10)		
(Increase) Decrease in Accounts Payable	(316 25)		
Total Cash Increase (Decrease) from Operating Activities		1100 81	
Cash flow from Financing Activities			
Partners' Investment (Withdrawals)	(1051) 44		
Cash flow from Other Activities			
Prepaid Commissions			
Total Cash Increase (Decrease) from Other Activities		1051 44	
Net Increase (Decrease) in Cash and Cash Equivalents		2152 25	
Balance of Cash and Cash Equivalent December 31, 2001		75826 26	
Total Cash and Cash Equivalents December 31, 2002		77978 51	
Per Balance Sheet			
Cash	14201 51		
Cash Equivalents - Treasury Bills Investments	63777 00		
Total		77978 51	

HERMAN SENFT
CERTIFIED PUBLIC ACCOUNTANT
136-26 72ND AVENUE
FLUSHING, N. Y. 11367

[redacted]
261-0678

February 7, 2003

Raphael Aryeh and Associates
141-51 72nd Crescent
Flushing, New York 11367

Gentlemen:

I have examined the Balance Sheet of Raphael Aryeh and Associates as of December 31, 2002 and the Statement of Income, Profit and Loss, and of Changes in Cash Flow, for the year then ended, as well as the Changes in Partners' Capital contained therein. My examination was made in accordance with generally accepted auditing standards.

In my opinion the statements present fairly the financial condition of Raphael Aryeh and Associates as of December 31, 2002 and the result of its operations for the twelve – month period then ended.

In addition, I want to assure that there are no material differences between the computation of the Net Capital of Raphael Aryeh and Associates as reported in the company reports and the amounts stated by me on the FOCUS REPORT PART I I A as of December 31, 2002 and no material inadequacies were found in the reports.

Schedule f, h, i, j, m, and n, - as enumerated on page two of the facing page – were not found applicable and, therefore, not included in this report.

Very truly yours,

HERMAN SENFT
Certified Public
Accountant
New York